UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

HESTIA INSIGHT INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42815H 10 9

(CUSIP Number)

Edward Lee

c/o Hestia Insight Inc.

400 S. 4th Street, Suite 500

Las Vegas, NV 89101

(702) 793-4028

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1	NAME OF REPORTING PERSON Edward Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,534,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,534,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 19,534,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.97% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	As of the date of the events which requires filing of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 19,534,000 shares of Common Stock (collectively, the “Securities”), which includes (i) 8,488,200 shares of Common Stock held directly by the Reporting Person, (ii) 9,566,000 shares of Common Stock held by ECL Capital Partners Corp. (“ECL”), and (iii) 1,480,000 shares of common stock held by Mrs. Sherry Lee. ECL Capital Partners Corp. is an entity owned and controlled by Reporting Person. Mrs. Sherry Lee is the wife of Reporting Person.
(2)	Percentage of class calculated based on an aggregate of 27,916,200 shares issued and outstanding as of May 11, 2021, after giving effect to the transactions described in Items 3 and 4 of this Schedule 13D.

Explanatory Note:

This Amendment No. 1 to Schedule 13D (“First Amended Schedule 13D”) amends and supplements the Schedule 13D originally filed by the undersigned Reporting Person with the Securities and Exchange Commission on March 26, 2021 (the “Original Schedule 13D”). The Reporting Person is filing this First Amended Schedule 13D to report his wife’s gift (for no consideration) of shares of common stock, $0.001 par value per share (“Common Stock”), of Hestia Insight Inc., a Nevada corporation (the “Issuer” or the “Company”), held by Mrs. Lee. Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D. Capitalized terms used in this First Amended Schedule 13D and not defined herein have the respective meanings assigned to such terms in the Original Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 19,534,000 or 69.97% of the Issuer’s Common Stock.

(b) Reporting Person holds (i) sole voting and dispositive power over the Securities as issued to him and entities owned and controlled by him in the aggregate amount of 18,054,000 shares of Common Stock(3), and (ii) shared power to vote or direct to vote on 1,480,000 shares of Common Stock(4).

(c) Below is a list of transactions with respect to shares of Common Stock that were effected by the wife of Reporting Person, Mrs. Lee, during the past 60 days:

Date	Type	Price	Shares
05/7/2021	Gift	$0	1,000,000

Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the Securities in the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities of the Issuer owned by Reporting Person.

(e) Not applicable.

(3) Includes (i) 8,488,200 shares of Common Stock held directly by the Reporting Person, (ii) 9,566,000 shares of Common Stock held by ECL Capital Partners Corp.

(4) Includes 1,480,000 shares owned by Reporting Person’s wife, Mrs. Sherry Lee.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2021

/s/ Edward Lee
Edward Lee

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